
July 11, 2018

Simon Burton
Chief Executive Officer
Greenlight Capital Re, Ltd.
65 Market Street, Suite 1207, Camana Bay
P.O. Box 31110
Grand Cayman, KY1-1205
Cayman Islands

> **Re: Greenlight Capital Re, Ltd.**
> **Registration Statement on Form S-1**
> **Filed July 2, 2018**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 3, 2018**
> **File No. 333-226022**

Dear Mr. Burton:

We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1

Incorporation by Reference of Certain Documents, page 40

1.   All Current Reports on Form 8-K that you have filed since the end of your December 31, 2017 fiscal year should be incorporated. Please specifically incorporate the Form 8-K you filed on March 21, 2018. Refer to Item 12(a)(2) of Form S-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Kerry E. Berchem